AMENDMENT AND WAIVER AGREEMENT

This Amendment and Waiver Agreement (the "Agreement") is being entered into by and among Corgi International Limited, a corporation organized under the laws of Hong Kong (the “Company”), and certain of the entities and individuals listed on the Schedule of Purchasers (the “Purchasers”) attached as Exhibit C to that certain Note and Warrant Purchase Agreement dated April 28, 2006, by and among the Company and the Purchasers (the “Purchase Agreement”). Capitalized terms not otherwise defined in this Agreement shall have the meaning ascribed to them in the Purchase Agreement.

Whereas, pursuant to the terms of the Purchase Agreement the Company has issued promissory notes (collectively, the "Notes") and warrants to purchase American Depositary Shares (collectively, the "Warrants") to the Purchasers; and

Whereas, pursuant to Section 9.1 of the Purchase Agreement, the written consent of the Company and the record holders of more than 60% of the Registrable Shares then outstanding and held by Purchasers may waive or amend any term of Article VII of the Purchase Agreement, and any such amendment or waiver shall be binding upon the Company and all holders of Registrable Shares; and

Whereas, the Purchasers that are parties to this Agreement are holders of more than 60% of the Registrable Shares as of the date of this Agreement; and

Whereas, pursuant to Section 11 of the Notes, any term of the Notes may be amended or waived upon the written consent of the Company and the Majority Holders (as such term is defined in the Notes); provided, that (a) any such amendment or waiver must apply to all outstanding Notes and (b) without the consent of a specific Purchaser, no amendment or waiver shall (i) change the Stated Maturity Date (as defined in the Notes) of such Purchaser's Note, (ii) reduce the principal amount of or the interest rate due on such Purchaser's Note; (iii) change the Conversion Price of such Purchaser's Note or (iv) change the place of payment of such Purchaser's Note; and

Whereas, the Purchasers that are parties to this Agreement represent the Majority Holders; and

Whereas, pursuant to Section 15 of the Warrants, any term of the Warrants may be amended or waived upon the written consent of the Company and the holders of Warrants representing at least 60% of the shares issuable upon exercise of all Warrants then outstanding; provided, that (a) any such amendment or waiver must apply to all outstanding Warrants and (b) without the consent of a specific Purchaser, no amendment or waiver shall (i) change the Exercise Period of such Purchaser's Warrant, (ii) change the number of shares issuable upon exercise of such Purchaser's Warrant, (iii) change the Exercise Price of such Purchaser's Warrant or (iv) change the place to which a Notice of Exercise must be delivered; and

Whereas, the Purchasers that are parties to this Agreement hold Warrants representing at least 60% of the shares issuable upon exercise of all Warrants outstanding as of the date of this Agreement; and

Whereas, the Company and the Purchasers desire to amend the Purchase Agreement, the Notes and the Warrants as set forth below.

Agreement

Now, Therefore, in consideration of these premises and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Amendment to Section 1.1 of Warrants. Section 1.1 of each Warrant shall be deleted in its entirety and replaced with the following:

“Exercise Period” shall mean the period commencing on the date the Shareholder Approval (as defined in the Purchase Agreement) is obtained and ending on April 27, 2009. Notwithstanding the foregoing, the Exercise Period shall not commence unless and until (a) the Company fails to enter into a definitive agreement for a Change of Control Transaction (as defined in the Purchase Agreement) by August 31, 2006 or (b) if the Company enters into a definitive agreement for a Change of Control Transaction by such date, such agreement is terminated prior to consummation of such Change of Control Transaction.

For purposes of this Agreement, the date on which the Exercise Period of the Warrants commences shall be referred to as the "Warrant Exercisability Date."

2.
Automatic Conversion of Notes Immediately Prior to Proposed Transaction. The parties to this Agreement acknowledge that the Company is currently in discussions with certain parties relating to a potential business combination (the "Proposed Transaction"). The Notes are hereby amended such that, immediately prior to the closing of such Proposed Transaction, and without any further action on the part of the Company or the holders of such Notes, all outstanding principal and accrued but unpaid interest on each Note shall be converted into a number of the Company's American Depositary Shares ("ADSs") obtained by dividing (a) the sum of all outstanding principal and accrued but unpaid interest by (b) the then-effective Conversion Price (as defined in the Notes). In addition, for avoidance of doubt, the Purchasers that are parties to this Agreement agree on behalf of all Purchasers that Section 14(b) of the Notes is inapplicable with respect to the Proposed Transaction.

3.
Amendment to Purchase Agreement. The Purchasers that are parties to this Agreement, on behalf of all Purchasers, hereby waive any default or failure to comply with any obligation, and agree to refrain from enforcement of any obligation the Company may otherwise have, by operation of the first sentence of Section 7.2(a) (relating to the filing of a Registration Statement) or the first sentence of Section 7.2(b) (relating to causing the Registration Statement to become effective). In the event the Warrant Exercisability Date occurs, (a) the "Filing Deadline Date" for purposes of Section 7.2(a) of the Purchase Agreement shall be the date that is fifteen calendar days following the Warrant Exercisability Date and (b) the "Effectiveness Deadline Date" for purposes of Section 7.2(b) of the Purchase Agreement shall be the date that is the earlier of (i) two business days after the SEC shall have informed the Company that no review of the Registration Statement will be made or that the SEC has no further comments on the Registration Statement and (ii) the 90th day after the Warrant Exercisability Date (the 120th day if the Registration Statement is subject to a formal written review by the SEC). In the event the Proposed Transaction is consummated in advance of the Warrant Exercisability Date, the provisions set forth in Section 7.2(a) or 7.2(b) of the Notes relating to the "Filing Deadline Date," the "Effectiveness Deadline Date" and the payment of any liquidated damages shall be of no effect and shall be replaced in their entirety by such similar provisions (if any) that are agreed to by and between the Company and the investors in the financing the Company intends to consummate in connection with the Proposed Transaction (the "Proposed Transaction Financing.")

4.	Waiver of Obligations to Issue Additional Warrants. The Purchasers that are parties to this Agreement, on behalf of all Purchasers, hereby waive, and agree to refrain from enforcement of, any obligation the Company may otherwise have to issue Additional Warrants to the Purchasers by operation of the provisions of Section 7.2(a) or 7.2(b) of the Purchase Agreement.

5.
Expansion of Shares Registrable for Resale in Registration Statement. Notwithstanding anything to the contrary set forth in Section 7.2(a) of the Purchase Agreement, any equity securities issued by the Company in connection with the Proposed Transaction or the Proposed Transaction Financing may by registered for resale in the Registration Statement along with the Registrable Shares.

6.
Adjustments in Connection with Proposed Transaction Financing. If the price per share at which the ADSs are issued to the investors in the Proposed Transaction Financing (the "Financing Per Share Issuance Price") is less than the Conversion Price (as defined in the Notes) in effect as of immediately prior to the closing of the Proposed Transaction Financing, the Conversion Price of each Note held by a Purchaser that is a party to this Agreement or who subsequently agrees to the terms of this Section 6 shall be adjusted as of the closing of the Proposed Transaction Financing to equal the Financing Per Share Issuance Price. In addition, if in connection with the Proposed Transaction Financing the Company issues any security (other than ADSs) of a type not issued to the Purchasers under the terms of the Purchase Agreement, or grants the investors in the Proposed Transaction Financing any material right or privilege (other than any such right or privilege appurtenant to any ADSs issued in the Proposed Transaction Financing) not granted to the Purchasers in connection with the transactions contemplated by the Purchase Agreement, any such security, right or privilege shall be provided to each Purchaser, whether or not such Purchaser participates in the Proposed Transaction Financing, as if such Purchaser had invested in the Proposed Transaction Financing an amount of cash equal to the outstanding principal amount of such Purchaser's Note as of the day on which the Proposed Transaction Financing closes.

7.	Board Composition. Section 7.7 of the Purchase Agreement shall be deleted in its entirety and replaced with the following:

7.7 Board Composition. From and after the Closing Date until the earlier of (a) such time as Gruber and McBaine International and its affiliates own less than 3% of the Company’s issued and outstanding ADSs and (b) the closing of the Proposed Transaction (as defined in that certain Amendment and Waiver Agreement dated as of June _, 2006 by and between the Company and certain of the Purchasers) (the "Amendment Agreement"), Gruber and McBaine International ("G&M") shall be entitled to nominate a person to the Company’s Board of Directors (the "Board") and if nominated, such nominee shall be required to become a member of the Board within 10 business days of such nomination. From the Warrant Exercisability Date (as defined in the Amendment Agreement) until such time as SRB Greenway Capital ("SRB") and its affiliates own less than 3% of the Company’s issued and outstanding ADSs, SRB shall be entitled to nominate a person to the Board, which nominee shall not be a United States citizen or a United States resident if the Company is immediately prior to such appointment a “foreign private issuer” within the meaning of the United States federal securities laws and appointing an additional person to the Board who is a United States citizen or resident would cause the Company to cease to be a “foreign private issuer,” and if nominated, such nominee shall be required to become a member of the Board within 10 business days of such nomination. From the date of the closing of the Proposed Transaction until such time as G&M and SRB, together with their affiliates, own less than 3% of the Company's issued and outstanding ADSs, G&M and SRB shall collectively be entitled to nominate one person (on whom G&M and SRB shall mutually agree) to the Board, and if nominated, such nominee shall be required to become a member of the Board within 10 business days of such nomination.

8.	Full Force and Effect. Except as expressly modified by this Agreement, all of the terms and conditions of the Purchase Agreement, the Notes and the Warrants shall remain in full force and effect.

9.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

10.	Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of law principles thereof.

[Signature pages follow]

The parties hereto have executed this Amendment and Waiver Agreement as of the date first set forth above.

Company: CORGI INTERNATIONAL LIMITED By: /s/ Kenneth B. Fowler Name: Kenneth B. Fowler Title: Chief Financial Officer

Purchasers:
Lagunitas Partners, LP By: Gruber & McBaine Capital Management LLC Its: General Partner By: /s/ J. Patterson McBaine Name: J. Patterson McBaine Title: Manager
Gruber and McBaine International By: Gruber & McBaine Capital Management LLC Its: Attorney-in-Fact By: /s/ J. Patterson McBaine Name: J. Patterson McBaine Title: Manager
Jon D. & Linda W. Gruber Trust By: /s/ Jon D. Gruber Name: Jon D. Gruber Title: Trustee
/s/ J. Patterson McBaine J. Patterson McBaine
/s/ George Volanakis George Volanakis
/s/ Charles McGettigan Charles McGettigan
LJHS Company, a McLeod Family Partnership By: /s/ Jack A. McLeod Name: Jack A. McLeod Title: Agent
SYM Partners, a McLeod Family Partnership By: /s/ Jack A. McLeod Name: Jack A. McLeod Title: Agent

[Signature Page to Amendment and Waiver Agreement]

SRB GREENWAY CAPITAL, L.P.
By: SRB Management, L.P., General Partner
By: BC Advisors, L.L.C., General Partner

By:  /s/ Steven R. Becker

Name: Steven R. Becker
Title: Member

SRB GREENWAY CAPITAL QP, L.P.
By: SRB Management, L.P., General Partner
By: BC Advisors, L.L.C., General Partner

By:  /s/ Steven R. Becker

Name: Steven R. Becker
Title: Member

SRB GREENWAY OFFSHORE
OPERATING FUND, L.P.
By: SRB Management, L.P., General Partner
By: BC Advisors, L.L.C., General Partner

By:  /s/ Steven R. Becker

Name: Steven R. Becker
Title: Member

[Signature Page to Amendment and Waiver Agreement]

WALKER SMITH INTERNATIONAL FUND, LTD.
By: WS Capital Management, L.P., Attorney-in-Fact
By: WS Capital, L.L.C., General Partner

By:  /s/ Reid S. Walker

Name: Reid S. Walker
Title: Member

WALKER SMITH CAPITAL (Q.P.), L.P.
By: WS Capital Management, L.P., General Partner
By: WS Capital, L.L.C., General Partner

By:  /s/ Reid S. Walker

Name: Reid S. Walker
Title: Member

WALKER SMITH CAPITAL, L.P.
By: WS Capital Management, L.P., General Partner
By: WS Capital, L.L.C., General Partner

By:  /s/ Reid S. Walker

Name: Reid S. Walker
Title: Member

HHMI INVESTMENTS, L.P.
By: WS Capital Management, L.P., Investment Manager
By: WS Capital, L.L.C., General Partner

By:  /s/ Reid S. Walker

Name: Reid S. Walker
Title: Member

[Signature Page to Amendment and Waiver Agreement]